UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 27, 2014
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
      Form 20-F X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes                 No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes                 No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                 No X
Enclosure: Press release: Dealing in securities by the Company Secretary

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
27 February 2014
NEWS RELEASE
DEALING IN SECURITIES BY THE COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED
In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that the Company Secretary has purchased ordinary shares of the company, after having received clearance to do so in terms of JSE
Listings Requirement 3.66. The purchase was in pursuant of a Co-Investment Plan for the company’s executives.
In terms of the Co-Investment Plan, executives are allowed to spend 50% of their after tax cash bonus to purchase AngloGold Ashanti ordinary shares, and the company matching their investment at 150% through on-market purchase of shares, with vesting over a two-year period in two equal tranches.
PURCHASE OF SHARES
Name of officer ME Sanz Perez
Name of company AngloGold Ashanti Limited
Date of transaction 26 February 2014
Nature of transaction On-market purchase of shares
Class of security Ordinary shares
Number of shares purchased 5,520
Average price per share R192.8477
Lowest price per share R192.82
Highest price per share R192.86
Value of transaction R1,071,492.94
Extent of interest Direct, beneficial
Prior clearance to deal obtained
ENDS
Sponsor: UBS South Africa (Pty) Ltd
Contacts
Media
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
General Enquiries
Investors
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
media@anglogoldashanti.com
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Stewart Bailey
Sabrina Brockman (US & Canada)
Fundisa Mgidi (South Africa)
General inquiries
+1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
investors@anglogoldashanti.

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the prospectus supplement to AngloGold Ashanti’s prospectus dated 17 July 2012 that was filed with the United States Securities and
Exchange Commission (“SEC”) on 26 July 2013. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to
AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 27, 2014
By:
/s/ M E SANZ PEREZ________
Name:     M E Sanz Perez
Title:       Group General Counsel and Company
Secretary